SECUR 09056585 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Fidelity Brokerage Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Seaport Lane ZE7F
(No. and Street)

Boston (City) Massachusetts (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lyons 401-292-4160
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) NY (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

FIDELITY BROKERAGE SERVICES LLC
(SEC I.D. No. 8-23292)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Fidelity Brokerage Services LLC:

We have audited the accompanying statement of financial condition of Fidelity Brokerage Services LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Brokerage Services LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2009

FIDELITY BROKERAGE SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(In thousands)

ASSETS

Securities owned—at fair value	$	522,082
Securities received as collateral from affiliate		233,441
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $308,250		167,265
Receivable from clearing broker		22,259
Other assets		113,372
TOTAL ASSETS	$	1,058,419

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Obligation to return securities received as collateral	$	233,441
Payable to affiliate		158,288
Accrued expenses and other liabilities		213,203
Total liabilities		604,932
LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		30,000
MEMBER'S EQUITY		423,487
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,058,419

See notes to the statement of financial condition.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Fidelity Brokerage Services LLC (the "Company") is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly owned subsidiary of FMR LLC ("FMR").

The Company is a registered broker-dealer, a member of various national and regional stock exchanges, and is licensed to trade on the New York Stock Exchange, Inc. The principal business of the Company is to provide discount brokerage services to a retail customer base that affect transactions in a wide array of financial instruments. The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities and Brokerage Transactions—Proprietary inventory transactions and the related gains and losses are recorded on a trade date basis. Securities owned are reported at fair value and any fluctuations are reported as a component of other revenue. Commission revenues and related expenses are also recorded on a trade date basis.

Fees—Fees represent income earned on mutual funds and are recognized when earned.

Use of Estimates—Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding the outcome of litigation and other matters that affect the reported amounts and the disclosure of contingencies in the statement of financial condition. Actual results could differ from these estimates.

Cash—For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Furniture, Office Equipment and Leasehold Improvements—Depreciation of furniture and office equipment is provided on a straight-line basis using estimated useful lives which range from three to five years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their useful lives or the life of the lease.

Income Taxes—As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included within the operations of FMR.

Collateralized Securities Transactions—In order to facilitate a transaction between NFS and an external customer, the Company enters into non-cash loan versus pledge securities transactions. In these transactions, the Company, as lender, records the collateral received as both an asset and as a

liability, recognizing the obligation to return the collateral to the borrower and are recorded at the amount of cash or collateral received. The Company monitors the market value of securities borrowed and loaned, with excess collateral retrieved, or additional collateral obtained, when deemed appropriate. Interest related to collateralized security transactions is recorded on an accrual basis.

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") which prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. In December 2008, the FASB issued FASB Staff Position ('FSP") FIN 48-3 which defers the effective date of FIN 48 for certain non-public enterprises to the annual financial statements for fiscal years beginning after December 15, 2008. The company has elected the deferral under the FSP but does not expect FIN 48, when adopted, to have a material effect on the Company's statement of financial condition. Currently the Company evaluates uncertain tax positions under Statement of Financial Accounting Standards ("SFAS") No. 5, "*Accounting for Contingencies*."

In December 2007, the FASB issued SFAS No. 141(R), "*Business Combinations*" ("SFAS 141(R)"). SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority interest veto rights. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In February 2008, the FASB issued FSP 157-2, "*Effective Date of FASB Statement No. 157*" ("FSP 157-2"), which delays the effective date of SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157") for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of these delayed provisions on January 1, 2009 did not have a material impact on the Company's statement of financial condition.

In October 2008, the FASB issued FSP 157-3, "*Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*" ("FSP 157-3"), which provided additional interpretative guidance on the application of SFAS 157. FAS 157-3 was effective upon issuance, including for prior periods for which the statement of financial condition has not yet been issued. The issuance of interpretative guidance on the application of SFAS 157 did not have a material impact on the statement of financial condition.

Fair Value— SFAS 157 as adopted by the Company on January 1, 2008, defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurements. Assets, including securities borrowed, receivables, and other assets, are carried at amounts which approximate fair value. Securities owned are recorded at fair value using quoted market prices for exchange traded securities or dealer price quotations for actual or similar

instruments. Obligation to return securities and accrued expenses, payables and other liabilities are carried at amounts which approximate fair value.

In February 2007, the FASB issued SFAS No. 159 "*The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*" ("SFAS 159"). SFAS 159 permits an entity to elect to measure various types of financial instruments and certain other items at fair value. It provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 requires that a business entity report unrealized gains and losses, on items for which the fair value option has been elected, in earnings at each subsequent reporting date. SFAS 159 was adopted by the Company on January 1, 2008, however the Company has not made any elections for fair value reporting of eligible items under such standard as of December 31, 2008.

2. SECURITIES OWNED

In September 2008, the Company offered to buy back illiquid Auction Rate Securities ("ARS") from retail customers who purchased such securities from the Company. The offer period commenced in October 2008 and extended to January 21, 2009. The fair value of the securities purchased totaled $193,301 as of December 31, 2008 and is included in securities owned-at fair value on the accompanying Statement of Financial Condition. These ARS securities are reported as "Level 3" assets and valued pursuant to the Company's policies described in Note 3. At December 31, 2008, the Company had a remaining commitment to purchase ARS from customers of $57,000. A liability of $3,926 has been recorded for the Company's estimated exposure related to these ARS commitments and is included in accrued expenses and other liabilities on the accompanying Statement of Financial Condition. For the period January 1, 2009 through February 25, 2009 the Company purchased $28,460 in ARS, sold $5,075 and had a remaining commitment of approximately $2,000.

Also included in securities owned-at fair value on the accompanying Statement of Financial Condition at December 31, 2008 are money market instruments of $328,412 and other securities of $369.

3. FAIR VALUE MEASUREMENTS

In accordance with SFAS 157, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets;
b) Quoted prices for identical or similar assets or liabilities in non-active markets;
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability; and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain residential and commercial mortgage related assets (including loans, securities and derivatives), and long-dated or complex derivatives including certain foreign exchange options).

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements on a Recurring Basis			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Securities received as collateral from affiliate	$ 233,441	$ -	$ -	$ 233,441
Securities owned	328,781	-	193,301	522,082
Liabilities:				
Obligation to return securities received as collateral	$ 233,441	$ -	$ -	$ 233,441
Accrued expenses and other liabilities	-	-	3,926	3,926

Level 3 assets consist of a portfolio of ARS as of December 31, 2008. In the absence of a ready market for these securities, the Company's determination of fair value consisted of the use of various modeling techniques. In reaching this determination, consideration was given to many factors including, but not limited to, coupon rate, expected maturity, discount rates, credit spreads and liquidity.

Level 3 liabilities represent the Company's estimated exposure related to ARS commitments for securities not purchased as of December 31, 2008.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") and the rules of the Financial Industry Regulatory Authority, Inc. ("FINRA") and other principal exchanges of which it is a member. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2008, the Company had net capital of $140,759, which exceeded its minimum requirement by $140,509.

5. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company earned fees and commissions from subsidiaries of, and mutual funds managed by, an affiliate as a result of the administration and sales of their products.

Various charges, such as occupancy, administration, computer processing, systems development and certain employee benefits, are paid by FMR and charged to the Company.

Transactions with affiliated companies are settled with FMR, with the exception of transactions with NFS, which are settled directly. The receivable from NFS, which is included in receivable from clearing broker, was $22,259 at December 31, 2008 and is based on their clearing agreement. Payable to FMR of $158,288 is included in payable to affiliate on the Statement of Financial Condition.

Clearing services are provided to the Company under an agreement with NFS. Pursuant to the clearing agreement, NFS is entitled to certain fees for the execution, clearance and settlement of introduced customer securities transactions. In addition, NFS collects and distributes the Company's customer related interest.

The Company entered into non-cash loan versus pledge securities transactions with NFS, with a fair value of the collateral of $233,441 at December 31, 2008.

6. EMPLOYEE BENEFIT PLANS

The Company participates in FMR's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plan are based on either stated percentages of eligible employee compensation or employee contributions.

The Company also participates in FMR's Retiree Health Retirement Plan, a health reimbursement arrangement covering all eligible employees. The charge is based on the number of full-time and part-time employees participating in the plan.

The Company participates in various FMR share based compensatory plans and is assessed a compensation charge that is amortized over the period in which it is earned. The FMR share plans are accounted for as share appreciation rights and provide holders with participation in changes in FMR's Net Asset Value per share over their respective terms. These plans are cash-settled at the end of their defined term or in the event employee participants are no longer eligible holders. The accumulated value of these plans including certain additional cash bonuses on select plans is amortized over the applicable vesting periods with a charge to employee compensation and benefits expense.

7. EXIT COSTS

The Company accounts for exit costs in accordance with SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities*" which generally fall into two categories, severance related costs and costs to terminate contracts, including leases.

The Company recognizes expense and records the associated liability for exit activities when such activity has been approved by FMR management, communicated to the affected population or counterparty, and determined to be unlikely that significant changes to the plan will occur or that the plan will be withdrawn.

At December 31, 2008, the Company's liability related to exit costs totaled $43,701.

8. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On June 22, 2001, the Company entered into a $30,000 cash subordination agreement with FMR that bears interest at a fixed rate of 6.55% and expires on June 22, 2009. This agreement is automatically extended each year if written notification is not provided to FINRA seven months prior to the expiration date. The Company currently has no intention of terminating this agreement.

The subordinated borrowing is available in computing net capital under the Rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, and under terms of the borrowing, it may not be repaid.

9. COMMITMENTS AND CONTINGENCIES

Collateral—At December 31, 2008, in relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received and a related obligation to return this collateral with a fair value of $233,441 at December 31, 2008. The securities received as collateral are from NFS.

Leases—The Company occupies office space under noncancelable operating leases expiring at various dates through 2019. Future minimum rentals under these leases are $47,157, $47,412, $44,198, $38,338 and $36,402 for each of the years ending December 2009 through December 2013, respectively, and $124,974 thereafter. Certain leases contain escalation clauses and renewal options.

Risks and Uncertainties—The Company generates its revenues by providing securities brokerage services to retail customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

Litigation—In the normal course of business, the Company has been named as a defendant in several legal actions and lawsuits. The Company reviews such actions and lawsuits on a case by case basis and establishes its reserves in accordance with SFAS No. 5, "*Accounting for Contingencies*." Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the financial condition nor results of operations of the Company.

Certain regulators, including the New York Attorney General, commenced and then subsequently discontinued investigations concerning the purchase and sale of ARS by the Company. The Company has offered to buy back ARS from certain retail customers who have been unable to sell the ARS they purchased from the Company. The Company continues to respond to inquiries from FINRA in connection with the purchase and sale of ARS.

Auction Rate Securities - See Note 2 for the Company's commitment to purchase ARS as of December 31, 2008.

10. CREDIT RISK

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and pursuant to such guidelines requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2009

Fidelity Brokerage Services LLC
2 Seaport Lane ZE7F
Boston, MA 02210

In planning and performing our audit of the financial statements of Fidelity Brokerage Services LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP